Management’s Discussion and Analysis

Exhibit 99.2

ORION DIGITAL CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

DATED: MARCH 12, 2026

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of March 12, 2026, and presents an analysis of the financial condition of Orion Digital Corp. and its subsidiaries (collectively referred to as “Orion Digital”, "Orion" or the “Company”) as at and for the three months and year ended December 31, 2025 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2025. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”)as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019.

This MD&A is the responsibility of management. The board of directors of Orion (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company”, "Orion" or “Orion Digital” refer to Orion Digital Corp. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated. Unless otherwise noted, financial information in this MD&A has been rounded to the nearest thousand in tables and to the nearest million in narrative discussion. As a result, certain totals, subtotals and percentages may not reconcile due to rounding.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Orion. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR+ at www.sedarplus.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.orion-digital.com

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted revenue, adjusted subscription and services revenue, adjusted payments revenue, adjusted EBITDA, adjusted net income (loss) and cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facility, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2026 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedarplus.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Orion Digital Corp. is a financial technology company focused on digital wealth solutions designed to support disciplined capital allocation in financial systems that are becoming increasingly automated and AI-assisted.

The Company’s Wealth platform, Intelligent Investing, provides long-term investing solutions designed to reduce decision error and support recurring assets under management in the Canadian market. The platform emphasizes structured portfolio construction and behavioral investing frameworks intended to support disciplined capital allocation in an environment where financial analysis and decision-making tools are becoming increasingly automated.

Orion also operates Carta Worldwide (“Carta”), a wholly owned subsidiary providing issuer processing and payments infrastructure services across Europe. Carta operates within the authorization layer of payment networks, providing systems that authorize transactions, enforce program rules, and connect payment activity to regulated settlement networks. Carta supports fintech, enterprise, and public-sector programs and operates independently of Orion’s consumer-facing businesses.

In addition, Orion maintains a consumer lending portfolio in Canada with over two decades of operating history. The lending business generates stable cash flow and is managed with a focus on disciplined underwriting, risk control, and capital efficiency.

Cash generated from lending operations supports the Company’s broader capital allocation framework, including reinvestment in the Wealth platform and the continued development of its payments infrastructure.

Orion’s capital allocation framework prioritizes reinvestment in its Wealth platform, followed by investment in payments infrastructure and share repurchases where appropriate, with excess liquidity retained on the balance sheet to support operating stability and capital flexibility.

Business Developments

Corporate Development

•
On December 30, 2025, Mogo Inc. announced its corporate name change to Orion Digital Corp., reflecting the Company’s evolution toward a multi-platform digital financial infrastructure business operating across wealth and payments. The Company’s common shares began trading under the new ticker symbol "ORIO" on Nasdaq and TSX on January 2, 2026.

Wealth Platform Developments

•
In Q4 2025, the Company completed Phase 1 of the comprehensive redesign and rebuild of the Intelligent Investing platform, including enhancements to performance and reliability, expanded portfolio information and suitability processes, new goal-setting and planning tools, improved transfer management capabilities, and other product and user experience improvements.
•
Assets under management on the Company’s wealth platform totaled $498.3 million as at Q4 2025, representing a 17% increase year-over-year.
•
In Q1 2025, Orion exited its legacy institutional brokerage business as part of its strategy to eliminate sub-scale revenue streams and prioritize higher-margin offerings within its core platforms.
•
In July 2024, Orion entered into an exclusive partnership with FS Insight LLC (“FSI”), an independent research firm within Fundstrat Global Advisors. Through this partnership, members of the Company’s digital wealth platform gain access to research content, including interviews, webinars, and subscription-based research products.
•
In June 2024, Orion entered into a strategic partnership with Postmedia Network Inc. (“Postmedia”), Canada’s largest news media company, to develop a financial education and content channel focused on long-term investing. As part of the partnership, Orion issued 500,000 warrants to Postmedia.
•
In February 2024, Orion entered into a strategic agreement to transition to Snowflake as the primary data warehouse for its wealth and lending platforms, supporting the Company’s ongoing development of advanced data analytics and artificial intelligence capabilities.

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Management’s Discussion and Analysis

Payments Platform Developments

•
In Q1 2025, Carta Worldwide completed its transition to Oracle Cloud Infrastructure (“OCI”), supporting the scalability and operational efficiency of the Company’s payments platform in Europe.
•
During 2025, Orion ceased payments operations in Canada in order to focus the Carta platform primarily on European payments programs.
•
In Q4 2025, Carta processed $3.1 billion in payments volume. Excluding the previously exited Canadian operations, European payments volume increased from $2.8 billion in Q4 2024 to $3.1 billion in Q4 2025, representing growth of 14% year-over-year. Payments revenue from European transactions increased to $2.4 million compared to $2.1 million in Q4 2024.
•
Orion is evaluating the use of stablecoin-based infrastructure within its Carta payments platform to support certain cross-border payment flows. These initiatives are focused on assessing technologies that may improve settlement speed, transparency, and cost efficiency for selected payment programs.

Strategic Portfolio Monetizations and Capital Allocation

•
In January 2026, the Company exited its remaining equity position in WonderFi Technologies Inc. (“WonderFi”). The transaction increased the Company’s cash and cash equivalents by more than 50% compared to Q3 2025 to approximately $27 million.
•
In August 2025, Orion monetized approximately $13.8 million of its investment in WonderFi, representing just under 50% of its total holdings in the company.
•
In May 2025, WonderFi announced that it had entered into a definitive agreement to be acquired by Robinhood Markets, Inc. and a wholly owned subsidiary of Robinhood.
•
In Q2 2025, the Company repurchased 523,091 common shares under its share repurchase program. As of December 31, 2025, Orion had repurchased a total of 1,667,185 common shares since June 2022, representing approximately 7.0% of its outstanding shares.
•
In February 2025, Orion amended its senior secured credit facility with funds managed by affiliates of Fortress Investment Group LLC. The amendment extended the facility maturity date to January 2, 2029 and reduced the interest rate from 8% plus SOFR to 7% plus SOFR.
•
During 2025, Orion continued to execute on its previously announced Bitcoin treasury strategy. At current levels, the Company believes its Bitcoin exposure appropriately reflects its long-term capital allocation objectives. Management’s near-term capital allocation priorities remain focused on reinvesting in the Company’s Wealth and Payments platforms and opportunistically repurchasing common shares where appropriate.

Regulatory and Market Developments

•
Effective January 1, 2025, Orion is subject to new legislation in Canada that reduces the maximum allowable interest rate to 35% APR. The Company has implemented changes to its lending products to comply with the new legislation.
•
In addition, macroeconomic uncertainty associated with global trade developments and tariffs announced in 2025 may affect economic conditions in Canada. As a result, the Company expects to maintain a cautious approach to loan originations.

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Management’s Discussion and Analysis

Financial Highlights

•
Subscription and services revenue totaled $42.3 million in FY2025, representing 62% of total revenue, compared to $43.1 million in FY2024. The year-over-year change reflects the Company’s exit from the legacy institutional brokerage business during 2025. Excluding revenue from exited businesses, adjusted subscription and services revenue(1) increased 12% to $41.5 million, reflecting growth in the Company’s wealth platform and payments infrastructure businesses.
o
Wealth revenue increased 36% year-over-year to $14.5 million, exceeding the Company’s previously issued guidance of 20–25%. Wealth revenue was $3.8 million in Q4 2025, representing growth of 32% compared to the same period last year.
o
Payments revenue increased 15% year-over-year to $9.9 million, meeting previously issued guidance. Payments revenue was $2.4 million in Q4 2025, consistent with the same period last year. On an adjusted basis excluding the exited Canadian payments operations, adjusted payments revenue(1) increased 23% year-over-year.
o
Other subscription-related revenue declined to $17.9 million in FY2025, a decrease of 25% compared to the prior year, primarily reflecting the Company’s exit from the legacy institutional brokerage business.

•
Total revenue was $68.6 million in FY2025 compared to $71.2 million in FY2024. The decrease reflects the Company’s exit from the legacy institutional brokerage business, the Canadian payments business as well as a decline in interest revenue following the implementation of the 35% rate cap on consumer lending in Canada effective January 1, 2025, and the Company’s more cautious approach to loan originations. Excluding revenue from exited businesses, adjusted revenue(1) increased 4% to $67.8 million, reflecting growth in the Company’s Wealth and Payments platforms. Q4 2025 adjusted revenue(1) was $17.4 million.
•
Gross profit increased to $47.7 million in FY2025, representing a margin of 70%, compared to $46.7 million (66% margin) in FY2024. Q4 2025 gross profit was $12.2 million (70% margin), compared to $11.4 million (63% margin) in Q4 2024.
•
Adjusted EBITDA(1) totaled $7.1 million in FY2025, exceeding the Company’s previously issued guidance of $6.0 to $7.0 million. Adjusted EBITDA(1) was $2.2 million in Q4 2025 compared to $2.1 million in Q4 2024.
•
Cash flow from operating activities before investment in gross loans receivable(1) totaled $19.6 million in FY2025, representing a 35% increase compared to $14.5 million in the prior year. Cash flow from operating activities before investment in gross loans receivable(1) in Q4 2025 was $6.0 million, a 46% increase compared to the same period last year.
•
The Company ended FY2025 with cash, marketable securities and investment portfolio totaling $41.3 million, including $20.2 million of combined cash and restricted cash, $14.6 million of marketable securities and $6.5 million in the investment portfolio.
•
Net loss was $8.5 million in FY2025, compared to a net loss of $13.7 million in the prior year. Q4 2025 net loss was $5.7 million compared with net income of $10.4 million in Q4 2024, with the variance primarily driven by a non-operating revaluation gain recorded in the prior period.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Financial Outlook

The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Orion’s control. Please refer to page 4 for more information on forward-looking statements.

The Company expects continued growth in subscription and services revenue in 2026 as its Wealth platform expands and its Payments infrastructure continues to scale.

Key drivers include:

•
Wealth: Revenue growth driven by the rollout of Intelligent Investing Phase 2 in the first half of the year, expanding the platform beyond the managed portfolio offering introduced in Phase 1.
•
Payments: Revenue growth supported by the expansion of existing European programs and new program launches following the Company’s exit from the Canadian payments market in 2025.

Consolidated revenue is expected to remain relatively stable in 2026, reflecting the disciplined management of the Company’s consumer lending portfolio.

Reflecting these trends, Orion Digital expects Adjusted EBITDA(1) in the range of approximately $7.0 million to $8.0 million in 2026.

(1)
Adjusted EBITDA is a non-IFRS measures. Management has not reconciled these forward-looking non-IFRS measure to their most directly comparable IFRS measure, net income (loss) before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Orion members, revenue, subscription and services revenue, net (loss) income, net cash used in operating activities, adjusted revenue(1), adjusted subscription and services revenue(1), adjusted payments revenue(1), adjusted EBITDA(1), adjusted net income (loss)(1) and cash provided by operating activities before investment in gross loans receivable(1). We evaluate our performance by comparing our actual results to prior period results.

The tables below provide a summary of key performance indicators for the applicable reported periods:

	As at
	December 31, 2025	December 31, 2024	Change %
Key Business Metrics
Orion members (000s)	2,328	2,194	6%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
IFRS Measures
Revenue	$17,391	$18,042	(4)%	$68,617	$71,206	(4)%
Subscription and services revenue	10,874	11,292	(4)%	42,330	43,108	(2)%
Wealth revenue	3,843	2,907	32%	14,542	10,670	36%
Payments revenue	2,373	2,360	1%	9,906	8,634	15%
Net (loss) income	(5,662)	10,395	n/a	(8,535)	(13,680)	(38)%
Cash provided by (used in) operating activities	585	540	8%	(964)	(1,271)	(24)%
Other Key Performance Indicators(1)
Adjusted revenue	17,391	16,213	7%	67,775	65,083	4%
Adjusted subscription and services revenue	10,874	9,463	15%	41,488	36,985	12%
Adjusted payments revenue	2,373	2,126	12%	9,657	7,822	23%
Adjusted EBITDA	2,177	2,083	5%	7,127	6,649	7%
Adjusted net loss	(130)	(449)	(71)%	(2,331)	(4,064)	(43)%
Cash provided by operations before investment in gross loans receivable	5,995	4,120	46%	19,565	14,539	35%

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Orion members(1)

Our total member base grew to 2,328,000 members as at December 31, 2025, from 2,194,000 members as at December 31, 2024, representing an increase of approximately 6% or 134,000 net members. From Q3 2025, net members increased by 36,000 in Q4 2025. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q4 2025 vs Q4 2024

Total revenue decreased to $17.4 million for the three months ended December 31, 2025 compared to $18.0 million in the same period last year. The decrease primarily reflects the Company’s exit from the legacy institutional brokerage business as previously announced, as well as lower interest revenue following the implementation of the 35% rate cap on consumer lending in Canada and the Company’s disciplined management of its lending portfolio.

These declines were partially offset by continued growth in the Company’s Wealth platform, as well as ongoing expansion in its Payments business.

Year ended 2025 vs 2024

Total revenue decreased to $68.6 million for the year ended December 31, 2025 compared to $71.2 million in the same period last year. The decline primarily reflects the Company’s exit from the legacy institutional brokerage business and lower interest revenue following the implementation of the consumer lending rate cap in Canada and the Company’s disciplined approach to managing its lending portfolio.

These impacts were partially offset by growth in the Company’s Wealth platform, which represented the primary driver of platform revenue growth during the year, as well as continued expansion in its Payments business.

Subscription and services revenue

Subscription and services revenue represents the Company’s platform-based revenue streams, including wealth management services, payments infrastructure revenue, and other subscription-related products.

Three months ended Q4 2025 vs Q4 2024

Subscription and services revenue decreased to $10.9 million for the three months ended December 31, 2025 compared to $11.3 million in the same period last year.

Within this category, wealth revenue increased to $3.8 million, representing growth of 32% or $0.9 million compared to $2.9 million in the same period last year, reflecting continued growth in the Intelligent Investing platform.

Payments revenue remained consistent at $2.4 million compared to the same period last year reflecting stable transaction activity within the Carta platform.

These increases were offset by a decrease in other subscription and services revenue primarily due to the Company's exit from the legacy institutional brokerage business in the year.

Year ended 2025 vs 2024

Subscription and services revenue decreased to $42.3 million for the year ended December 31, 2025 compared to $43.1 million in the same period last year.

Wealth revenue increased to $14.5 million representing a 36% or $3.8 million compared to $10.7 million in the same period last year. Wealth represented the primary source of platform revenue growth during the year, reflecting the rollout of Phase 1 of the Company’s Intelligent Investing platform.

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Management’s Discussion and Analysis

Payments revenue increased to $9.9 million representing growth of 15% or $1.3 million compared to $8.6 million in the same period last year. This increase reflects growth in European transaction volumes within the Company’s Carta payments infrastructure.

These increases were offset by a decline in other subscription related revenue, primarily reflecting the Company's exit from the legacy institutional brokerage business in the year.

Net loss

Three months ended Q4 2025 vs Q4 2024

Net loss was $5.7 million for three months ended December 31, 2025, compared to net income of $10.4 million in the same period last year. The decrease in net income is primarily due to the $2.6 million revaluation loss on investment portfolio and marketable securities in the current quarter compared to a $13.8 million gain in the same period in the prior year.

Year ended 2025 vs 2024

Net loss was $8.5 million for the year ended December 31, 2025, which is a decrease in net loss of $5.1 million compared to net loss of $13.7 million in the same period last year. The decrease in net loss is primarily due to other income related to agreements entered with WonderFi and its related shareholder groups to amend investor rights agreements (“IRAs”) as well as increased gross profit in the year.

Net cash provided by (used in) operating activities

Three months ended Q4 2025 vs Q4 2024

Net cash provided by operating activities was $0.6 million for the three months ended December 31, 2025, which is consistent with the same period last year.

Year ended 2025 vs 2024

Net cash used in operating activities was ($1.0) million for the year ended December 31, 2025, which is an improvement of $0.3 million compared to net cash used in operating activities of ($1.3) million in the same period last year. The change was primarily due to an increase in the net issuance of loan receivable offset by a cash inflow related to the IRA amendments as previously discussed.

Other Key Performance Indicators

These measures are used by management and the Board to understand and evaluate our core operating performance and trends. Management considers cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

Adjusted revenue(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted revenue was $17.4 million for the three months ended December 31, 2025, an increase of $1.2 million compared to $16.2 million in the same period last year. The increase was primarily driven by growth in the Company’s wealth platform, supported by continued activity within the payments infrastructure business.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Year ended 2025 vs 2024

Adjusted revenue was $67.8 million for the year ended December 31, 2025, an increase of $2.7 million compared to $65.1 million in the same period last year. The increase reflects growth in the Company’s platform businesses, particularly the wealth platform, supported by continued expansion in the payments business.

Adjusted subscription and services revenue(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted subscription and services revenue was $10.9 million for the three months ended December 31, 2025, an increase of $1.4 million compared to $9.5 million in the same period last year.

Within this category, wealth revenue increased 32% year-over-year, reflecting continued adoption of the Intelligent Investing platform, while adjusted payments revenue increased 12%, driven by growth in European payments programs supported by the Carta platform.

Year ended 2025 vs 2024

Adjusted subscription and services revenue was $41.5 million for the year ended December 31, 2025, an increase of $4.5 million compared to $37.0 million in the same period last year. Within this category, wealth revenue increased 36% year-over-year, reflecting the rollout of Phase 1 of the Intelligent Investing platform, while adjusted payments revenue increased 23%, driven by growth in European transaction volumes within the Carta payments infrastructure platform.

Adjusted payments revenue(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted payments revenue was $2.4 million for the three months ended December 31, 2025, an increase of $0.3 million compared to $2.1 million in the same period last year, representing 12% year-over-year growth driven by increased European payments activity.

Year ended 2025 vs 2024

Adjusted payments revenue was $9.7 million for the year ended December 31, 2025, an increase of $1.9 million compared to $7.8 million in the same period last year, representing 23% year-over-year growth driven by expansion of European payments programs supported by the Carta platform.

Adjusted EBITDA(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted EBITDA was $2.2 million for the three months ended December 31, 2025, an increase of $0.1 million compared with an adjusted EBITDA of $2.1 million in the same period last year. Adjusted EBITDA has increased in the current period due to an increase in gross profit offset by increased expenses from the continued investments made to the Company's wealth products.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Year ended 2025 vs 2024

Adjusted EBITDA was $7.1 million for the year ended December 31, 2025, an increase of $0.5 million compared with an adjusted EBITDA of $6.6 million in the same period last year. This is due primarily to the reasons noted above.

Adjusted net loss(1)

Three months ended Q4 2025 vs Q4 2024

Adjusted net loss was $0.1 million for the three months ended December 31, 2025, an improvement of $0.3 million compared with an adjusted net loss of $0.4 million in the same period last year. This change is primarily attributable to an increase in gross profit offset by increased expenses from the continued investments made to the Company's wealth products, as well as lower interest expense during the year.

Year ended 2025 vs 2024

Adjusted net loss was $2.3 million for the year ended December 31, 2025, which is an improvement of $1.8 million compared with an adjusted net loss of $4.1 million in the same period last year. This change is due primarily to the reasons noted above.

Cash provided by operating activities before investment in gross loans receivable(1)

Three months ended Q4 2025 vs Q4 2024

Cash provided by operating activities before investment in gross loans receivable was $6.0 million for the three months ended December 31, 2025, an increase of $1.9 million compared to $4.1 million in the same period last year.

The increase was primarily driven by lower interest paid of approximately $0.9 million, reflecting the amended credit facility terms, a $1.0 million payment received in connection with amendments to certain investor rights agreements (“IRA amendments”), and improved working capital management of approximately $0.2 million, partially offset by other operating changes during the period.

Year ended 2025 vs 2024

Cash provided by operating activities before investment in gross loans receivable was $19.6 million for the year ended December 31, 2025, representing an increase of $5.0 million compared to $14.5 million in the same period last year.

The increase was primarily driven by lower interest expense of approximately $1.7 million following the amendment of the Company’s credit facility and $4.0 million of payments received in connection with IRA amendments.

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Results of Operations

The Company’s results of operations for the year ended December 31, 2025 reflect the continued evolution of Orion Digital’s business model toward platform-based revenue streams. Growth during the period was primarily driven by expansion of the Company’s Wealth platform, Intelligent Investing, and continued development of its payments infrastructure through Carta. At the same time, total revenue was affected by the strategic exit of the legacy institutional brokerage business and lower interest revenue following the implementation of the consumer lending rate cap in Canada. The Company’s lending portfolio continues to operate as a stable cash-generating component of the business while management prioritizes investment in its Wealth platform and payments infrastructure.

The following table sets forth a summary of our results of operations for the three months and year ended December 31, 2025 and 2024:

($000s, except per share amounts)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Total revenue	$17,391	$18,042	$68,617	$71,206
Cost of revenue	5,229	6,661	20,869	24,526
Gross profit	12,162	11,381	47,748	46,680
Technology and development	2,954	2,698	11,220	10,635
Marketing	874	838	4,110	4,061
Customer service and operations	3,062	2,523	11,164	10,878
General and administration	3,095	3,239	14,127	14,457
Stock-based compensation	219	214	1,778	1,938
Depreciation and amortization	2,046	1,993	7,998	8,419
Total operating expenses	12,250	11,505	50,397	50,388
Loss from operations	(88)	(124)	(2,649)	(3,708)
Credit facility interest expense	1,435	1,588	5,721	6,702
Debenture and other financing expense	740	774	3,184	3,324
Accretion related to debentures	132	170	553	687
Revaluation loss (gain)	3,454	(13,819)	(5)	(1,322)
Other non-operating (income) expense	(89)	852	(3,231)	922
	5,672	(10,435)	6,222	10,313
Net (loss) income before tax	(5,760)	10,311	(8,871)	(14,021)
Income tax recovery	(98)	(84)	(336)	(341)
Net (loss) income	(5,662)	10,395	(8,535)	(13,680)
Other comprehensive loss:
Foreign currency translation reserve gain (loss)	355	16	(1,067)	(659)
Other comprehensive income (loss)	355	16	(1,067)	(659)
Total comprehensive loss	(5,307)	10,411	(9,602)	(14,339)

Adjusted EBITDA(1)	2,177	2,083	7,127	6,649
Adjusted net loss(1)	(130)	(449)	(2,331)	(4,064)
Basic income (loss) per share	(0.24)	0.43	(0.35)	(0.56)
Diluted income (loss) per share	(0.24)	0.43	(0.35)	(0.56)

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

14 | Page

Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Subscription and services revenue	$10,874	$11,292	(4)%	$42,330	$43,108	(2)%
Interest revenue	6,517	6,750	(3)%	26,287	28,098	(6)%
Total revenue	17,391	18,042	(4)%	68,617	71,206	(4)%

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Subscription and services revenue
Wealth revenue	$3,843	$2,907	32%	$14,542	$10,670	36%
Payments revenue	2,373	2,360	1%	9,906	8,634	15%
Other Subscription and Services revenue	4,658	6,025	(23)%	17,882	23,804	(25)%
Total subscription and services revenue	10,874	11,292	(4)%	42,330	43,108	(2)%
Interest revenue	6,517	6,750	(3)%	26,287	28,098	(6)%
Total revenue	17,391	18,042	(4)%	68,617	71,206	(4)%

Subscription and services revenue – represents the Company’s platform-based revenue streams, including wealth management services, payments infrastructure revenue and other subscription-related products. Wealth revenue includes fees related to Orion Digital's Intelligent Investing platform and also includes portfolio management fees from our asset management business. Payments revenue consists of the transaction processing fees and other charges related to Carta. Other subscription and services revenue includes premium account fees, loan insurance revenue, referral fee revenue, partner lending fees, legacy institutional brokerage revenue and other fees and charges.

Interest revenue – represents interest earned on the Company’s consumer lending products. The lending portfolio continues to be managed primarily as a stable cash-generating component of the business, with origination levels adjusted in response to regulatory changes and macroeconomic conditions.

Wealth revenue was $3.8 million for the three months ended December 31, 2025, representing an increase of $0.9 million compared to $2.9 million in the same period last year. Wealth revenue was $14.5 million for the year ended December 31, 2025 representing an increase of $3.8 million compared to $10.7 million in the same period last year. These increases reflect continued adoption of the Company’s Intelligent Investing platform following the rollout of Phase 1 of the platform, which introduced the new managed portfolio offering during the year.

Payments revenue was $2.4 million for the three months ended December 31, 2025, which is consistent with the same period last year. Payments revenue was $9.9 million for the year ended December 31, 2025 representing an increase of $1.3 million compared to $8.6 million in the same period last year. This increase primarily reflects growth in European transaction volume within the Company’s Carta payments infrastructure platform, partially offset by the Company’s strategic exit from Canadian payments operations.

Other subscription and services revenue was $4.7 million for the three months ended December 31, 2025, which is a $1.3 million decrease compared to $6.0 million in the same period last year. Other subscription and services revenue was $17.9 million for the year ended December 31, 2025 which is a $5.9 million decrease compared to $23.8 million in the same period last year. The decrease is primarily as a result of the Company exiting the low margin legacy institutional brokerage business in the quarter.

Please refer to the “Key Performance Indicators” section for additional commentary on total revenue and subscription and services revenue.

15 | Page

Management’s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Provision for loan losses, net of recoveries	$4,579	$4,971	(8)%	$18,499	$18,415	0%
Transaction costs	650	1,690	(62)%	2,370	6,111	(61)%
Cost of revenue	5,229	6,661	(21)%	20,869	24,526	(15)%
As a percentage of total revenue	30%	37%		30%	34%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as loan system transaction fees, transaction processing costs related to the Carta business and other transaction costs related to Intelligent Investing.

Cost of revenue was $5.2 million for the three months ended December 31, 2025, a decrease of $1.4 million compared to the same period in the prior year. Cost of revenue was $20.9 million for the year ended December 31, 2025, a decrease of $3.6 million compared to $24.5 million in the same period last year.

Provision for loan losses, net of recoveries, has decreased for the three months ended December 31, 2025 compared to the same periods in the prior year. The reduction was attributable to enhanced credit quality as well as adjustments to provisions based on evolving macroeconomic factors.

Transaction costs have decreased for the three months and year ended December 31, 2025 compared to the same periods in the prior year. The decrease is primarily as a result of the Company exiting the low margin legacy institutional brokerage business in the year.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of macroeconomic factors such as inflation and the interest rate environment. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

16 | Page

Management’s Discussion and Analysis

Technology and development expenses

The following table provides the technology and development expenses for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Technology and development	2,954	2,698	9%	11,220	10,635	6%
As a percentage of total revenue	17%	15%		16%	15%

Technology and development expenses consist primarily of personnel and related costs associated with the Company’s product development, business intelligence and information technology infrastructure teams. Associated expenses include hosting costs, software licenses, professional services and costs related to the development and maintenance of technology assets.

Technology and development expenses were $3.0 million for the three months ended December 31, 2025, representing an increase of $0.3 million compared to $2.7 million in the same period last year. Technology and development expenses were $11.2 million for the year ended December 31, 2025, representing an increase of $0.6 million compared to $10.6 million in the same period last year. These increases primarily reflect continued investment in the development and enhancement of the Company’s Intelligent Investing platform and supporting infrastructure.

Marketing expenses

The following table provides the marketing expenses for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Marketing	$874	$838	4%	$4,110	$4,061	1%
As a percentage of total revenue	5%	5%		6%	6%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), public relations, promotional event programs and corporate communications.

Marketing expenses were consistent for the three months and year ended December 31, 2025 compared to the same periods last year.

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Management’s Discussion and Analysis

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Customer service and operations	$3,062	$2,523	21%	$11,164	$10,878	3%
As a percentage of total revenue	18%	14%		16%	15%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O increased for the three months ended December 31, 2025. This increase is primarily due to investment in implementing AI and automation in CS&O.

CS&O expenses remained relatively consistent for the year ended December 31, 2025 compared to the same period last year.

General and administration expenses

The following table provides the general and administration (“G&A”) expenses for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
General and administration	$3,095	$3,239	(4)%	$14,127	$14,457	(2)%
As a percentage of total revenue	18%	18%		21%	20%

G&A expenses consist primarily of salary and personnel related costs for our corporate, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, and other corporate expenses.

G&A expenses were $3.1 million for the three months ended December 31, 2025, which is a $0.1 million decrease compared to $3.2 million in the same period last year. G&A expenses were $14.1 million for the year ended December 31, 2025 which is a decrease of $0.4 million compared to $14.5 million in the same period last year. These decreases were due to decreases in operational costs from streamlined vendor management.

18 | Page

Management’s Discussion and Analysis

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months and year ended December 31, 2025 and 2024 were as follows:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Stock-based compensation	$219	$214	2%	$1,778	$1,938	(8)%
Depreciation and amortization	2,046	1,993	3%	7,998	8,419	(5)%
	2,265	2,207	3%	9,776	10,357	(6)%
As a percentage of total revenue	13%	12%		14%	15%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black-Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation was $0.2 million in the three months ended December 31, 2025 consistent with the same period in the prior year. For the year ended December 31, 2025 stock-based compensation remained relatively stable at $1.8 million compared to $1.9 million in the prior year.

Depreciation and amortization remained consistent at $2.0 million in the three months ended December 31, 2025 compared to the same period last year. Depreciation and amortization decreased to $8.0 million in the year ended December 31, 2025 compared to $8.4 million in the same period last year. There was a decrease in additions to intangibles compared to the same periods in the prior year resulting in a reduction in depreciation and amortization expense.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Credit facility interest expense	$1,435	$1,588	(10)%	$5,721	$6,702	(15)%
As a percentage of total revenue	8%	9%		8%	9%

Credit facility interest expense relates to the costs incurred in connection with our credit facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense decreased for the three months and year ended December 31, 2025 compared to the same period last year. The decrease is primarily due to a lower interest rate in the current year.

19 | Page

Management’s Discussion and Analysis

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three months and year ended December 31, 2025 and 2024:

($000s, except percentages)
	Three months ended			Year ended
	December 31, 2025	December 31, 2024	Change %	December 31, 2025	December 31, 2024	Change %
Debenture and other financing expense	$740	$774	(4)%	$3,184	$3,324	(4)%
Accretion related to debentures	132	170	(22)%	553	687	(20)%
Revaluation loss (gain)	3,454	(13,819)	n/a	(5)	(1,322)	(100)%
Other non-operating (income) expense	(89)	852	n/a	(3,231)	922	n/a
Total other expense (income)	4,237	(12,023)	n/a	501	3,611	(86)%
As a percentage of total revenue	24%	(67)%		1%	5%

Total other (income) expenses was an expense of $4.2 million for the three months ended December 31, 2025, which is a change of $16.3 million compared to income of $12.0 million for the same period last year. The change from other income to other expense was primarily driven by a revaluation gain in the prior period compared to a loss in the current period.

Total other (income) expenses was an expense of $0.5 million for the year ended December 31, 2025, which is a decrease of $3.1 million compared to $3.6 million for the same period last year. The variance is primarily due to other income related to the IRA amendments previously discussed, offset by a decrease in revaluation gain for the year.

Revaluation gains and losses was a $3.5 million loss for the three months ended December 31, 2025 compared to a $13.8 million gain in the same period last year. The variance is primarily attributable to a loss in investment portfolio and marketable securities of $2.4 million in the current period, compared to $13.6 million gain in the same period last year. Revaluation gains and losses was a $0.1 million gain for the year ended December 31, 2025 compared to a $1.3 million gain in the same period last year. The variance is primarily attributable to a revaluation loss in investment portfolio and marketable securities of $1.9 million in the current year offset by revaluation gains on the Company's debentures and foreign exchange, compared revaluation losses in the same period last year.

Other non-operating (income) expense for the three months and year ended December 31, 2025 consists primarily of income related to agreements to the IRA amendments as previously noted.

Debenture and other financing expense primarily consists of interest expense related to our debentures and interest expense related to our lease liabilities. Debenture and other financing expense remained relatively consistent for the three months and year ended December 31, 2025.

20 | Page

Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2025				2024
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Income Statement Highlights
Total revenue	$17,391	$16,963	$16,933	$17,330	$18,042	$17,685	$17,553	$17,925
Loss from operations	(88)	(578)	(603)	(1,379)	(124)	(398)	(1,296)	(1,889)
Other (expenses) income, including taxes	(5,574)	(3,931)	14,111	(10,492)	10,519	(7,714)	(11,055)	(1,721)
Net (loss) income	(5,662)	(4,509)	13,508	(11,871)	10,395	(8,112)	(12,351)	(3,610)
Net (loss) income per common share (basic)	(0.24)	(0.19)	0.56	(0.49)	0.43	(0.33)	(0.51)	(0.15)
Net (loss) income per common share (fully diluted)	(0.24)	(0.19)	0.56	(0.49)	0.43	(0.33)	(0.51)	(0.15)
Non-IFRS Financial Measures(1)
Adjusted revenue	17,391	16,963	16,933	16,739	16,213	16,578	16,065	16,227
Adjusted EBITDA	2,177	1,968	1,933	1,050	2,083	2,147	1,372	1,048
Adjusted net loss	(130)	(332)	(404)	(1,463)	(449)	(540)	(1,483)	(1,592)
Cash provided by operations before investment in gross loans receivable	5,995	3,631	6,175	3,770	4,120	4,830	3,777	1,815

(1)
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Key Quarterly Trends

Over the eight quarters from Q1 2024 through Q4 2025, the Company’s quarterly results reflect a period of deliberate strategic transition followed by improving operating performance. Early 2024 was characterized by increased investment in the Company’s wealth and payments businesses, alongside continued exposure to lower-margin legacy activities, which weighed on operating results despite stable revenue across core products.

Beginning in the second half of 2024, management initiated a series of actions to improve the quality and durability of earnings and a renewed focus on operating efficiency. While these actions reduced reported revenue in certain quarters, they resulted in a revenue mix increasingly concentrated in the Company’s core businesses, which management believes are more scalable and support more sustainable revenue generation over time.

Through 2025, the Company balanced continued investment in product development with tighter cost discipline, leading to sequential improvements in adjusted EBITDA. Operating performance strengthened in the second half of 2025 as the benefits of prior restructuring actions, efficiency initiatives, and growth in the Company’s core wealth and payments businesses became more evident.

Net income (loss) over the periods presented continued to exhibit quarter-to-quarter variability, primarily due to non-operating items such as revaluation gains and losses related to the Company’s investment portfolio and marketable securities. These items contributed to volatility in reported earnings but did not reflect changes in the underlying performance of the Company’s operating businesses.

In Q4 2025, the Company delivered improvements across key financial metrics, including revenue, profitability, and cash flow, reflecting a more normalized operating profile following the completion of strategic exits and repositioning initiatives undertaken in prior periods. Management believes Q4 2025 represents a clearer reflection of the Company’s current operating structure and provides a more meaningful reference point for evaluating ongoing performance.

21 | Page

Management’s Discussion and Analysis

Summary of Annual Results

($000s, except per share amounts)
	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023	% change 2025 vs 2024	% change 2024 vs 2023
Financial Statement Highlights
Total revenue	$68,617	$71,206	$65,221	(4)%	9%
Net loss	(8,535)	(13,680)	(17,887)	(38)%	(24)%
Net loss per common share (basic and fully diluted)	(0.35)	(0.56)	(0.72)	(37)%	(22)%
Total assets	173,634	189,648	207,763	(8)%	(9)%
Total liabilities	101,313	108,431	114,039	(7)%	(5)%
Non-IFRS Financial Measures(1)
Adjusted EBITDA	7,127	6,649	7,669	7%	(13)%
Adjusted net loss	(2,331)	(4,064)	(2,872)	(43)%	42%
Cash provided by (used in) operations before investment in gross loans receivable	19,565	14,539	9,488	35%	53%

1.
For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

Revenue and business mix

From 2023 through 2025, the Company continued to refine its revenue mix by exiting lower-margin and non-core activities and prioritizing higher-quality, scalable revenue streams. Total revenue declined in 2025 primarily due to the exit of the legacy institutional brokerage business and lower interest revenue following the implementation of the consumer lending rate cap in Canada. At the same time, revenue generated from the Company’s wealth platform and Payments infrastructure continued to grow, reflecting the Company’s ongoing transition toward platform-based revenue streams.

Profitability and earnings

Profitability metrics improved consistently over the three-year period. Net loss narrowed in each successive year, reflecting operating efficiency initiatives, improved cost discipline and the absence of significant impairment and restructuring charges that impacted earlier periods. By 2025, earnings performance benefited from a more focused operating model and a revenue mix increasingly concentrated in higher-margin platform businesses, following the exit of the legacy institutional brokerage business.

Cash flow and operating efficiency

Cash flow from operations before investment in gross loans receivable improved materially from 2023 through 2025, driven by stronger underlying operating performance and, improved working capital management. These improvements reflect the Company’s transition from restructuring and stabilization toward sustainable cash generation.

Balance sheet and capital structure

The Company strengthened its balance sheet over the period through reduced leverage and disciplined capital management. Total assets and liabilities declined as net losses narrowed and outstanding debt obligations were reduced. By 2025, the Company maintained improved financial flexibility, supported by a simplified operating structure and enhanced liquidity management.

22 | Page

Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Adjusted revenue, adjusted subscription and services revenue, adjusted payments revenue, adjusted EBITDA, adjusted net income (loss) and cash provided by operating activities before investment in gross loans receivable are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, readers should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

The following adjusted metrics are intended to provide insight into the performance of the Company’s continuing platform businesses following the strategic exits completed in 2025.

Adjusted revenue

Adjusted revenue is a non-IFRS financial measure calculated as total revenue excluding revenue from the legacy institutional brokerage business and Carta Canada payments revenue, both of which were exited in Q1 2025.

Adjusted revenue has been updated in the current year to also exclude Carta Canada payments revenue in order to reflect the Company’s continuing operations following the strategic decision to focus the payments business on Europe.

Management believes this measure provides a more relevant view of the Company’s ongoing operating performance by excluding revenue from businesses that have been exited and by better reflecting trends within the Company’s core platform businesses.

Adjusted revenue is used by management and the Board to evaluate operating performance and to assess growth trends within the Company’s continuing lines of business.

The following table presents a reconciliation of adjusted revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Total revenue	$17,391	$18,042	$68,617	$71,206
Less:
Legacy institutional brokerage business revenue	—	(1,595)	(593)	(5,311)
Canadian payments revenue	—	(234)	(249)	(812)
Adjusted revenue	17,391	16,213	67,775	65,083

23 | Page

Management’s Discussion and Analysis

Adjusted subscription and services revenue

Adjusted subscription and services revenue is a non-IFRS financial measure calculated as total subscription and services revenue excluding revenue from the legacy institutional brokerage business and Carta Canada payments revenue, both of which were exited in Q1 2025.

Management uses this measure to evaluate performance within the Company’s core platform revenue streams, which include the Intelligent Investing wealth platform and the Carta payments infrastructure business.

The following table presents a reconciliation of adjusted subscription and services revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Subscription and services revenue	$10,874	$11,292	$42,330	$43,108
Less:
Legacy institutional brokerage business revenue	—	(1,595)	(593)	(5,311)
Canadian payments revenue	—	(234)	(249)	(812)
Adjusted subscription and services revenue	10,874	9,463	41,488	36,985

Adjusted payments revenue

Adjusted payments revenue is a non-IFRS financial measure calculated as total payments revenue excluding Canadian payments revenue, which was exited in Q1 2025 as part of the Company’s decision to focus the Carta platform on European payments programs.

Management uses this measure to evaluate the performance and growth of the Company’s continuing payments infrastructure operations.

The following table presents a reconciliation of adjusted revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Payments revenue	$2,373	$2,360	$9,906	$8,634
Less:
Canadian payments revenue	—	(234)	(249)	(812)
Adjusted payments revenue	2,373	2,126	9,657	7,822

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income excluding depreciation and amortization, stock-based compensation, credit facility interest expense, debenture and other financing expense, accretion related to debentures, revaluation (gain) loss, other non-operating income (expense) and income tax recovery. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net income (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net (loss) income	$(5,662)	$10,395	$(8,535)	$(13,680)
Credit facility interest expense	1,435	1,588	5,721	6,702
Debenture and other financing expense	740	774	3,184	3,324
Accretion related to debentures	132	170	553	687
Stock-based compensation	219	214	1,778	1,938
Depreciation and amortization	2,046	1,993	7,998	8,419
Revaluation loss (gain)	3,454	(13,819)	(5)	(1,322)
Other non-operating (income) expense	(89)	852	(3,231)	922
Income tax recovery	(98)	(84)	(336)	(341)
Adjusted EBITDA	2,177	2,083	7,127	6,649

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net income (loss) excluding stock-based compensation, depreciation and amortization, revaluation (gain) loss, other non-operating income (expense) and income tax recovery. This measure differs from adjusted EBITDA in that adjusted net income (loss) includes credit facility interest expense, debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net income (loss) is a measure used by management and the Board to evaluate the Company’s core financial performance.

Adjusted net loss has been redefined in the current quarter to exclude revaluation gains and losses related to marketable securities and investment portfolio. The Company had revised the definition of adjusted net loss to include these revaluation amounts. Management has determined that reverting to the prior definition enhances comparability with previously reported periods and aligns the presentation of adjusted net loss with the Company’s long-standing approach to evaluating operating performance.

Prior period comparatives have been restated to reflect this change in definition.

The following table presents a reconciliation of adjusted net income (loss) to net income (loss) before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Net (loss) income	$(5,662)	$10,395	$(8,535)	$(13,680)
Stock-based compensation	219	214	1,778	1,938
Depreciation and amortization	2,046	1,993	7,998	8,419
Revaluation loss (gain)	3,454	(13,819)	(5)	(1,322)
Other non-operating (income) expense	(89)	852	(3,231)	922
Income tax recovery	(98)	(84)	(336)	(341)
Adjusted net loss	(130)	(449)	(2,331)	(4,064)

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Management’s Discussion and Analysis

Cash provided by operating activities before investment in gross loans receivable

Cash provided by operating activities before investment in gross loans receivable is a non-IFRS financial measure that we calculate as cash used in operating activities, less net issuance of loans receivables. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash provided by (used in) operating activities	$585	$540	$(964)	$(1,271)
Net issuance of loans receivable	(5,410)	(3,580)	(20,529)	(15,810)
Cash provided by operations before investment in gross loans receivable	5,995	4,120	19,565	14,539

Orion members

Orion members is not a financial measure. Orion members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, Intelligent Investing, our premium account subscription offerings, unique content, or events. People cease to be Orion members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Orion members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Orion members who have accessed.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2025 and December 31, 2024:

($000s)	As at
	December 31, 2025	December 31, 2024
Cash and cash equivalent	$17,702	$8,530
Loans receivable, net	60,650	58,620
Total assets	173,634	189,648
Total liabilities	101,313	108,431

Total assets decreased by $16.0 million during the year ended December 31, 2025. The decrease is primarily attributable to decreases in prepaid expenses, and other receivables and assets as a result of exiting the legacy institutional brokerage business as well as continued amortization of intangible assets. Monetization of marketable securities and investment portfolio resulted in increased cash.

Total liabilities decreased by $7.1 million during the year ended December 31, 2025. The decrease is primarily due to a decrease in accounts payable, accruals and other as a result of exiting the legacy institutional brokerage business as well as a decrease in debentures.

Gross loans receivable were $77.6 million as at December 31, 2025, compared to $72.7 million at December 31, 2024, reflecting loan originations partially offset by repayments and charge-offs. The allowance for loan losses was $17.0 million, representing 21.9% of gross loans receivable, compared to $14.1 million (19.4%) at December 31, 2024. The increase primarily reflects updated macroeconomic assumptions and portfolio performance. The allowance represents management’s estimate of expected credit losses under IFRS 9. The allowance represents management’s estimate of expected credit losses under IFRS 9. Further details are provided in Note 4.

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 24 in the Company’s annual consolidated financial statements for the year ended December 31, 2025. The Company has assessed that it has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. The Company monitors its cash position and cash flow on a regular basis, and may monetize certain marketable securities and investments in the next 12 months to reinforce its cash position, should management consider it necessary.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of common shares of the Company, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company and Mogo Finance Technology Inc. in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio and marketable securities which the Company is actively seeking to monetize.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. Our principal cash requirements are for working capital, loan capital and investing activities. Our future financing requirements will depend on many factors including our growth rate, product development investments, increase in marketing activities, investment levels in our gross loans receivables, the macroeconomic conditions and their impact on loan performance, and potential mergers, strategic investments and acquisitions activity. Management expects that they will be able to refinance any outstanding amounts owing under the credit facility or our long-term debentures and may at times consider the issuance of shares in satisfaction of amounts owing under debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility.

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Management’s Discussion and Analysis

In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio and marketable securities, increasing the amount of long-term debt outstanding or increasing availability under existing or new credit facilities.

Although we are not currently party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favourable to us or at all.

In February 2025, we amended our credit facility. The amendment changed the effective interest rate from 8% plus SOFR, to 7% plus SOFR, and extends the maturity date from January 2026 to January 2029.

Economic Cash Flow Summary (Supplemental)

In addition to the consolidated statement of cash flows prepared in accordance with IFRS, management reviews cash flow by grouping activities into operating cash generation, discretionary investment, balance sheet deployment and financing activities. The following summary is provided to illustrate the economic drivers of changes in cash during the period and reconciles to the consolidated statement of cash flows.

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Core operating cash generation (Before loan deployment and discretionary investments) (1)	$6,761	$4,875	$22,493	$17,662
Discretionary growth and platform investment (2)	(1,020)	(798)	(2,658)	(3,254)
Net deployment into loan receivables (3)	(5,049)	(3,853)	(18,086)	(16,423)
Portfolio investments and monetizations (4)	3,779	—	14,374	460
Net financing and capital allocation activities (5)	(1,695)	(1,459)	(6,986)	(6,048)
Net change in cash	2,776	(1,235)	9,137	(7,603)

This table presents a management cash flow summary, which is not a standardized financial measure under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers. The net change in cash presented above reconciles to the net increase (decrease) in cash and cash equivalents reported in the consolidated statement of cash flows.

(1)
Core operating cash generation represents operating cash flow excluding net issuance of loans receivable and cash interest paid on debentures of $0.8 million for the three months ended December 31, 2025, and 2024, and $2.9 million and $3.1 million for the years ended December 31, 2025, and 2024, respectively. These amounts have been included in net financing and shareholder actions.
(2)
Investments in intangible assets and property and equipment.
(3)
Net change in loans receivable, net advances and repayments on credit facility, and changes in working capital.
(4)
Net cash flows from purchases and sales of marketable securities and investment portfolio monetizations.
(5)
Cashflow related to debenture principal and interest payments, share repurchases, lease principal payments and foreign exchange effects.

Core operating cash generation

Core operating cash generation was $6.8 million for the three months ended December 31, 2025, a $1.9 million increase. Core operating cash generation was $22.5 million for the year ended December 31, 2025 a $4.8 million increase compared to the same period last year. The change was primarily due to a cash inflow related to the IRA amendments as previously discussed, as well as a decrease in interest paid.

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Management’s Discussion and Analysis

Discretionary growth and platform investment

Discretionary growth and platform investment was $1.0 million for the three months ended December 31, 2025, a $0.2 million increase compared to $0.8 million in the same period last year. The increased investment in Q4 reflects the Company's investment in the unified intelligent investing platform to be launched in 2026. Discretionary growth and platform investment was $2.7 million for the year ended December 31, 2025, a $0.6 million decrease compared to $3.3 million in the same period last year. The decrease is primarily due to lower overall investment in intangible assets, with development activity weighted more heavily toward the fourth quarter of the current year.

Net balance sheet deployment

Net balance sheet deployment was $5.0 million for the three months ended December 31, 2025, a $1.2 million increase compared to $3.9 million in the same period last year. This is primarily due to $0.4 million of net draws on the Company's credit facility in current period, compared to $0.3 million of net repayments in the same period in prior year. Additionally, there was an increase in the Company's net issuance of loans receivable in the current year.

Net balance sheet deployment was $18.1 million for the year ended December 31, 2025, a $1.7 million increase compared to $16.4 million. This is primarily due to higher net issuance of loans receivable and increased utilization of the credit facility, as well as a higher overall working capital cash outflow for the year.

Portfolio investments and monetizations

Portfolio investments and monetizations was $3.8 million for the three months ended December 31, 2025. Portfolio investments and monetizations was $14.4 million for the year ended December 31, 2025 compared to $0.5 million in the prior year. The increase was primarily attributable to the timing and volume of portfolio transactions completed in the current period.

Net financing and shareholder actions

Net financing and shareholder actions increased in the fourth quarter compared with the prior-year quarter and for the full year compared with the prior year, primarily reflecting higher repayments of debt and increased repurchases of common shares during the periods.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months and year ended December 31, 2025 and 2024:

($000s)
	Three months ended		Year ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash provided by operating activities before changes in working capital (1)	$6,075	$4,415	$20,552	$15,110
Other changes in working capital (1)	(80)	(295)	(987)	(571)
Cash provided by operating activities before changes in loans receivable	5,995	4,120	19,565	14,539
Cash invested in loans receivable	(5,410)	(3,580)	(20,529)	(15,810)
Cash provided by (used in) operating activities	585	540	(964)	(1,271)
Cash provided by (used in) investing activities	2,759	(798)	11,716	(2,794)
Cash used in financing activities	(534)	(974)	(1,566)	(3,517)
Effect of exchange rate fluctuations	1	(3)	(14)	(21)
Net increase (decrease) in cash for the period	2,811	(1,235)	9,172	(7,603)

(1)
This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.
(2)
Operating cash flow excluding changes in working capital and net issuance of loans receivable.

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Management’s Discussion and Analysis

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by operating activities before investment in gross loans receivables was $6.0 million for the three months ended December 31, 2025, which is a $1.9 million increase compared to $4.1 million in the same period last year. Cash provided by operating activities before investment in gross loans receivables was $19.6 million for the year ended December 31, 2025, which is a $5.0 million increase compared to $14.5 million in the same period last year. The change was primarily due to a cash inflow related to the IRA amendments as previously discussed, as well as a decrease in interest paid.

Cash invested in loans receivable was a $5.4 million outflow in the three months ended December 31, 2025 compared to a $3.6 million outflow in the same period last year. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

Cash provided by operating activities was consistent at $0.6 million for the three months ended December 31, 2025 compared to the same period last year. Cash used in operating activities was ($1.0) million for the year ended December 31, 2025, which is a decrease of $0.3 million compared to cash used in operating activities of ($1.3) million in the same period last year. The change was primarily due to an increase in cash invested in loans receivable.

Cash provided by (used in) investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment and sale of our digital assets, monetization of our investment portfolio and marketable securities. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

Cash provided by investing activities in the three months ended December 31, 2025 was $2.8 million compared to cash used in investing activities of ($0.8) million in the same period last year. Cash provided by investing activities in the year ended December 31, 2025 was $11.7 million compared to cash used in investing activities ($2.8) million in the same period last year. The increase in cash provided by investing activities is primarily due to inflows from the monetization of marketable securities in the current year.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash used in financing activities in the three months ended December 31, 2025 was ($0.5) million compared to ($1.0) million for the same period last year. The decrease is due to $0.4 million of net draws on the Company's credit facility in current period compared to $0.3 million of net repayments in the prior period as well as a decrease in repayments on debentures and principal repayments of lease liabilities. Cash used in financing activities in the year ended December 31, 2025 was ($1.6) million compared to cash used in financing activities of ($3.5) million for the same period last year. This is primarily due to $2.4 million of net draws on the Company's credit facility in current year offset by the repurchase of common shares, compared to $0.6 million of net repayments in the prior period.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at December 31, 2025. Management will continue to refinance any outstanding amounts owing under the credit facility or our long-term debentures as they become due and payable.

($000s)	2026	2027	2028	2029
Commitments - operational
Lease payments	1,085	605	—	—
Accounts payable	3,352	—	—	—
Accruals and other	12,946	—	—	—
Other purchase obligations	584	642	221	—
Interest – credit facility	5,757	5,757	5,757	32
Interest – Debentures(1)	2,607	2,418	2,212	519
	26,331	9,422	8,190	551
Commitments – principal repayments
Credit facility	—	—	—	51,713
Debentures (1)	2,249	2,434	2,635	25,367
	2,249	2,434	2,635	77,080
Total contractual obligations	28,580	11,856	10,825	77,631

Transactions with Related Parties

Related party transactions during the three months and year ended December 31, 2025 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2025 totaled $0.1 million (December 31, 2024 – $0.1 million). The debentures bear annual coupon interest of 8.0% (December 31, 2024 – 8.0%) with interest expense for the three months and year ended December 31, 2025 totaling $3,000 and $10,000 respectively (December 31, 2024 – $3,000 and $14,000 respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly. Key management personnel consist of directors and executive officers.

Aggregate compensation of KMP recorded as expenses in the consolidated statement of operations and comprehensive income (loss) during the year consisted of:

($000s)	Year ended
	December 31, 2025	December 31, 2024
Salary and short – term benefits	2,720	1,387
Stock-based compensation	759	874
	3,479	2,261

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

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Management’s Discussion and Analysis

Disclosure of Outstanding Shares

The authorized capital of Orion consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of March 12, 2026, no preferred shares have been issued and the following common shares, and rights to acquire common shares were outstanding:

Class of Security	Number outstanding (in 000s) as at March 12, 2025
Common shares	23,943,550
Stock options	3,360
Restricted share units	-
Common share purchase warrants (2)	1,788

(1)
The debenture repayments are payable in either cash or common shares of Orion at Orion’s option. The number of common shares required to settle the repayments are variable based on the Company's share price at the repayment date. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of the credit facility.
(2)
Common share purchase warrants include the 1,018,519 warrants accounted for as a derivative financial liability. These warrants expire in June 2026. Refer to Note 23 of the consolidated financial statements for the three months and year ended December 31, 2025.

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. The Company’s significant risk and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2025.

Other risks

As part of the Federal Budget released in March 2023, the Government of Canada announced its intention to amend section 347 of the Criminal Code and reduce the maximum allowable interest rate from 60% to 35% annual percentage rate ("APR"). On May 31, 2024, the governor general in counsel announced that the amendments would be effective January 1, 2025. Agreements entered into before the coming into force date of January 1, 2025, are not impacted. The new reduced rate is only applicable to agreements entered into as of January 1, 2025. The Company has made the necessary adjustments to product offerings to comply with the new rate requirements.

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio and marketable securities. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio and marketable securities. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio and marketable securities. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2024, and elsewhere in this MD&A.

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Management’s Discussion and Analysis

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends, or issue debt.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the provision for loan losses, net of recoveries, fair value of privately held investments, and impairment testing of intangible assets and goodwill which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2025.

Changes in Accounting Policies including Initial Adoption

Material accounting policies

The accounting policies are described in the Company's annual consolidated financial statements for the year ended year ended December 31, 2025.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2025, but do not have an impact on the audited annual consolidated financial statements of the Company.

Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company expects the adoption of IFRS 18 to primarily affect the presentation and disclosure of information in the consolidated financial statements. The Company does not expect the standard to significantly affect the recognition or measurement of amounts recognized in the consolidated financial statements. The Company continues to assess the detailed impact of IFRS 18 ahead of its adoption.

In May 2024, the International Accounting Standards Board issued narrow-scope amendments to IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7, effective for annual periods beginning on or after January 1, 2026. The amendments clarify the recognition and derecognition criteria for financial assets and liabilities and introduce an optional accounting policy choice to derecognise financial liabilities settled through electronic payment systems before the settlement date, provided specific criteria are met. Financial assets continue to be derecognised when contractual rights to the cash flows expire or the asset is transferred. The Company is currently assessing the impact of these amendments on its consolidated financial statements and does not expect their adoption to have a material effect.

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Management’s Discussion and Analysis

Controls and Procedures

The Company’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2025, management assessed the design and operating effectiveness of the Company’s ICFR and concluded that such ICFR is appropriately designed and operating effectively, and no material weaknesses were identified. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

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